SEC
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FEB 23 2016

Washington DC
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16009108

PART III

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SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Ave. Suite 300
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reid 901/260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman, LLP
(Name – *if individual, state last, first, middle name*)

999 S. Shady Grove, Suite 400 (Address) Memphis, (City) TN (State) 38138 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA S. SMITH
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY, TN
MY COMM. EXP. 12-18-16

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Index

December 31, 2015

DHG

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Duncan-Williams, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Duncan-Williams, Inc.'s financial statements. The supplemental information is the responsibility of Duncan-William, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 12, 2016

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash		$ 264,094
Cash segregated under federal regulations		99,977
Receivables from brokers or dealers and clearing organization		370,591
Securities owned, at fair value		58,416,987
Furniture, equipment and leasehold improvements, net		537,314
Other Assets:		
Accrued interest on securities owned	$ 274,760	
Commissions, claims and other receivables, net	344,183	
Deferred income taxes	866,300	
Other receivables and miscellaneous	545,625	2,030,868
		$ 61,719,831

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Financial Condition (Continued)

December 31, 2015

Liabilities and Stockholders' Equity

Liabilities:		
Payable to brokers or dealers and clearing organization		$ 12,415,328
Securities sold, not yet purchased, at fair value		19,215,666
Other Liabilities:		
Accounts payable	$ 260,576	
Deferred income taxes	164,000	
Accrued expenses and other	3,412,236	3,836,812
		35,467,806
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized 1,000,000 shares, issued and outstanding 743,475 shares with par value of $10 a share		7,434,750
Class B (voting) - authorized 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		2,351,500
Retained earnings		16,464,468
		26,252,025
		$ 61,719,831

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Operations

For the Year Ended December 31, 2015

Revenues	
Commissions earned	$ 76,151
Other commissions	379,128
From trading in debt securities	27,695,993
Profits from underwriting	2,509,403
Margin interest	31,491
Sales of investment company shares	308,466
Fees for account supervision	20,059
Research services	525
Commodities loss	(118,772)
Other revenue related to securities	2,345,481
Other	250,878
	33,498,803
Expenses	
Registered representatives' compensation	19,814,615
Clerical and administrative employees' compensation	1,753,278
Stockholder compensation	1,284,744
Clearance paid to brokers	595,331
Communications	2,366,702
Occupancy and equipment rental	1,177,919
Promotional	1,501,665
Interest	314,397
Losses in error	3,680
Data processing costs	406,640
Regulatory fees	483,016
Other	1,497,608
	31,199,595
Income from continuing operations before federal and state income tax expense	2,299,208
Federal and state income tax expense	967,925
Income from continuing operations	1,331,283
Loss from operations of discontinued business, net of income tax benefit of $259,200	(417,756)
Net Income	$ 913,527

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2015

	Common Stock						Treasury Stock		
	Shares	Class A Nonvoting	Shares	Class B Voting	Additional Paid-In Capital	Retained Earnings	Shares	Amount	Total
Balance at January 1, 2015	745,475	$ 7,497,250	1,307	$ 1,307	$ 2,462,682	$ 15,605,122	4,250	$ (158,381)	$ 25,407,980
Issuance of stock	-	-	-	-	-	-	-	-	-
Purchase of treasury stock	(2,000)	-	-	-	-	-	2,000	(69,482)	(69,482)
Retirement of treasury stock	-	(62,500)	-	-	(111,182)	(54,181)	(6,250)	227,863	-
Net income	-	-	-	-	-	913,527	-	-	913,527
Balance at December 31, 2015	743,475	$ 7,434,750	1,307	$ 1,307	$ 2,351,500	$ 16,464,468	-	$ -	$ 26,252,025

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net income	$	913,527
Loss on discontinued operations		417,756
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Provision for doubtful accounts		15,275
Depreciation		180,683
Deferred income taxes		7,400
Loss on equipment disposals		10,975
Changes in assets and liabilities:		
Cash segregated under federal regulations		(49,988)
Commissions, claims and other receivables		53,706
Receivable from/payable to brokers or dealers and clearing organization		15,265,938
Securities owned, at fair value		(13,788,925)
Accrued interest, commissions and claims		(45,264)
Other receivables and miscellaneous		557,451
Securities sold, not yet purchased, at fair value		(3,212,431)
Accounts payable, accrued expenses and other liabilities		69,199
Net cash provided by operating activities - continuing operations		395,302
Net cash used in operating activites - discontinuing operations		(717,726)
Cash Flows from Investing Activities:		
Purchase of equipment		(94,995)
Advances on notes receivable agreements		(155,393)
Payments on notes receivable agreements		265,319
Net cash provided by investing activities - continuing operations		14,931
Net cash provided by investing activities - discontinuing operations		315,000
Cash Flows from Financing Activities:		
Purchase of treasury stock		(69,482)
Net cash used in financing activities		(69,482)
Decrease in cash		(61,975)
Cash at beginning of year		326,069
Cash at end of year	$	264,094
Supplemental disclosures of cash flows information:		
Interest payments	$	305,346
Federal and state income tax paid, net of refunds	$	276,460

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2015	$	-

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Notes to Financial Statements

December 31, 2015

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing Clearing Services ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

Discontinued Operations

During the year ended December 31, 2014 the Company chose to sell a division. The private client group was sold to a related party in a transaction that was completed during the year ended December 31, 2015. Assets were sold under a contingent asset purchase agreement. No value has been recognized in the current year due to the contingency. Revenues from discontinued operations were $334,620 during the year.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as other revenue related to securities. The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of futures contracts is recorded in receivable/payable to broker or dealer and clearing organization.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal, United States and agency obligations are recorded at fair value. Unrealized gains and losses have been included in income from trading on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2015.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2015. Interest and penalties related to income tax assessments, if any, are reflected in income taxes in the accompanying statement of operations. Fiscal years ending on or after December 31, 2012, remain subject to examination by federal and state tax authorities.

2. Summary of Significant Accounting Policies (continued)

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion and marketing programs are expensed as incurred and were $657,719 for the year ended December 31, 2015.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 12, 2016, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 investment securities include certain municipal securities that are in technical default.

3. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency obligations	$ -	$ 40,988,138	$ -	$ 40,988,138
Corporate obligations	-	1,193,438	-	1,193,438
State and municipal obligations	-	15,063,388	368,935	15,432,323
Other securities	-	803,088	-	803,088
Total	$ -	$ 58,048,052	$368,935	$ 58,416,987
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 15,047,129	$ 3,936,850	$ -	$ 18,983,979
Corporate obligations	-	226,575	-	226,575
Other security or commodity obligations	-	5,112	-	5,112
Total	$ 15,047,129	$ 4,168,537	$ -	$ 19,215,666

There were no changes during the year ended December 31, 2015, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

4. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $99,977 has been segregated in special accounts. The amount required to be on deposit at December 31, 2015, was $0.

5. Receivables from and Payables to Brokers or Dealers and Clearing Organization

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2015, consists of the following:

Receivables:		
Unsecured deposits and other with brokers or dealers	$	270,591
Unsecured deposit with clearing organization		100,000
	$	370,591
Payables to brokers or dealers and clearing organization	$	12,415,328

6. Commissions, Claims, Other Receivables

The Company records other receivables, which are comprised mainly of former and current employee advances, at their estimated net realizable value. The Company charges interest rates ranging from 3.25% to 6% on outstanding notes receivable. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts. Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The allowance for doubtful accounts was $269,912 at December 31, 2015.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2015:

Computer hardware	$	1,626,101
Furniture and fixtures		1,085,683
Leasehold improvements		229,311
Office equipment		734,199
		3,675,294
Less: accumulated depreciation		(3,137,980)
Total property, equipment and leasehold improvements	$	537,314

Depreciation expense totaled $181,723 for the year ended December 31, 2015, of which $1,040 was included in discontinued operations.

8. Derivative Financial Instruments and Hedging Activities

At times, the Company utilizes interest swap agreements to further manage its interest rate risks, whereby the Company agrees to pay a fixed-rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable rate times a notional principal amount. No other cash payments are made unless the contract is terminated prior to maturity, in which case, the amount paid or received in settlement is established by an agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.

At December 31, 2015, the Company had no interest rate contracts open. The Company had no revenue from the utilization of interest rate swap agreements for the year ended December 31, 2015.

The Company also participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities. Included in other revenue related to securities is $1,736,512 in income from fees earned on these participations for the year ended December 31, 2015.

10. Common Stock

The Company has both Class A nonvoting and Class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price. During the year the Company paid no dividends to the Class A nonvoting shares. In July 2015, the Company repurchased 2,000 shares of Class A nonvoting shares at $34.74 per share a cost of $69,482.

11. Treasury Stock

On November 1, 2015 6,250 repurchased shares were cancelled and were recorded as a reduction to common stock of $62,500, additional paid in capital of $111,182, and retained earnings of $54,181.

12. Income Taxes

The provision for income taxes consists of the following:

Current – continuing operations:		
Federal	$	919,349
State		41,176
		960,525
Deferred:		
Federal		(147,500)
State		154,900
		7,400
Net tax expense from continuing operations	$	967,925
Current – discontinued operations:		
Federal	$	(215,208)
State		(44,002)
Net tax benefit from discontinued operations	$	(259,210)

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities.

The deferred tax asset and liability consist of the following components:

Deferred tax asset:		
Accrued expenses and allowances	$	866,300
Deferred tax liability:		
Property and equipment and State loss carryovers	$	164,000

13. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company matches employee contributions to the plan to a maximum of $1,000 for each employee after six months of employment. The retirement expense for the year ended December 31, 2015, was $89,965 of which $5,756 was included in discontinued operations.

14. Commitments and Contingencies

Leases

The Company leases office space under various operating leases through December 2023, with renewal options thereafter. Rent expense is calculated using the straight-line basis and for the year ended December 31, 2015, was $1,088,238.

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31	Amount
2016	$ 548,632
2017	544,070
2018	555,190
2019	535,403
2020	530,206
Thereafter	1,654,693
Total	$ 4,368,194

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015, and were subsequently settled had no material effect on the financial statements as of that date. Open underwriting positions at December 31, 2015 were $690,000. The Company has open transactions that settle on future dates through its Pershing clearing agreement on a fully disclosed basis. At December 31, 2015, buys with a contractual value of $1,342,645,930 and sells of $1,342,135,482 were open.

15. Related Party Transactions

The Company has a shared services agreement with a related party whereby for providing regulatory, advertising, data processing, and accounting services. The Company receives $22,000 per month under this agreement. In 2015 the Company received $198,000 under this agreement.

16. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2015, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2015.

17. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $19,902,398 which was $19,652,398 in excess of its required net capital of $250,000. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .19 to 1 at December 31, 2015.

18. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Duncan-Williams, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2015

Net capital:				
Total stockholders' equity			$	26,252,025
Deferred tax liability related to nonallowable assets				62,200
Less deductions and charges to capital:				
Non-allowable assets	$	(2,662,357)		
Commodity futures proprietary charges		(341,500)		
Other deductions and/or charges		(1,822,789)		
Haircuts on securities		(1,585,181)		(6,411,827)
Net capital			$	19,902,398
Aggregate indebtedness:				
Items included in statement of financial condition:				
Aggregate indebtedness as defined			$	3,696,748
Total aggregate indebtedness			$	3,696,748
Minimum required net capital			$	250,000
Capital in excess of minimum requirement			$	19,652,398
Ratio of aggregate indebtedness to net capital				.19 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2015.

Duncan-Williams, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2015

Credit balances:	
Free credit balances and other credit balances in customers' security accounts and monies borrowed collateralized by securities carried for the accounts of customers	
Total credit balances	$ -
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	
Total debit balances	$ -
Reserve computation:	
Excess total credits over total debits	$ -
Required deposit at 105% of excess	$ -
Deposits held in reserve:	
Cash segregated for the benefit of customers as of December 31, 2015	$ 99,977

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2015.

Duncan-Williams, Inc.

Schedule III

Information Relating to the Possession
or Control Requirements Under Rule 15c3-3

December 31, 2015

1.	Customers' fully paid securities and excess margin securities not in the Respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date but for which the required action was not taken by Respondent within the time frames specified under Rule 15c3-3.)	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

Duncan-Williams, Inc.
Schedule IV
Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2015

1.	Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2015	$	3,696,748
	Reconciling items		-
	Aggregate indebtedness as computed on Schedule I	$	3,696,748
2.	Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2015	$	19,902,398
	Reconciling items		-
	Net capital as computed on Schedule I	$	19,902,398

DHG
DIXON HUGHES GOODMAN LLP

Report Of Independent Registered Public Accounting Firm On Duncan-Williams, Inc.'s Compliance Report

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have examined Duncan-Williams, Inc.'s statements, included in the accompanying Duncan-Williams, Inc. Compliance Report, that (1) Duncan-Williams, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) Duncan-Williams, Inc.'s internal control over compliance was effective as of December 31, 2015; (3) Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc. books and records. Duncan-Williams, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Duncan-Williams, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Duncan-Williams, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Duncan-Williams, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Duncan-Williams, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; Duncan-Williams, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from Duncan-Williams, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Duncan-Williams, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Duncan-Williams, Inc.'s statements referred to above are fairly stated, in all material respects.

Memphis, Tennessee
February 12, 2016

Dixon Hughes Goodman LLP

Duncan-Williams, Inc.'s Compliance Report

Duncan-Williams, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-d(d)(1) and (3), the Company states to the best of its knowledge and belief as follows"

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the fiscal year ended December 31, 2015 and from January 1, 2015 to December 31, 2015.
3. The Company's Internal Control Over Compliance was effective as of the end of the fiscal years ended December 31, 2015.
4. The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the fiscal years ended December 31, 2015; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) was derived from the books and records of the Company.

Duncan-Williams, Inc.
Frank Reid, Chief Financial Officer
February 12, 2016

Duncan-Williams, Inc.

Independent Accountants' Report Applying Agreed-Upon Procedures

December 31, 2015

DIXON HUGHES GOODMAN LLP

DHG
DIXON HUGHES GOODMAN LLP

Independent Accountants' Report On Applying Agreed-Upon Procedures

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2015 to December 31, 2015, which were agreed to by Duncan-Williams, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Our procedures and findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries of the company noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the period January 1, 2015 through December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's related schedules and working papers supporting the adjustments, noting no differences; and
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

DHG

DIXON HUGHES GOODMAN LLP

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Memphis, Tennessee
February 12, 2016

Dixon Hughes Goodman LLP

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018971 FINRA DEC
DUNCAN WILLIAMS INC 15*15
6750 POPLAR AVE STE 300
MEMPHIS TN 38138-7433

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK REID 901-260-6804

2. A. General Assessment (item 2e from page 2)		$ 80,877
B. Less payment made with SIPC-6 filed (**exclude interest**)		(41,946)
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		38,931
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 38,931
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 38,931	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DUNCAN WILLIAMS, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of JANUARY, 20 16.

FRANK REID , FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$33,851,994
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	118,772
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	687,594
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	618,141
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $314,397	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $12,596	
Enter the greater of line (i) or (ii)	314,397
Total deductions	1,620,132
2d. SIPC Net Operating Revenues	$32,350,634
2e. General Assessment @ .0025	$80,877
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation